Exhibit 99.5

Re: Immediate Report on the holdings status of the Corporation and its interested parties

1.	On February 5, 2009, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	The holdings status of the Corporation itself:

Name of interested parties	Type of securities	Changes in the number of shares

Scailex Corporation Ltd.	Dormant shares	9,175,896
Tao Tsuot Ltd.	Shares	(9,175,896)

After the above mention data the holdings status of our interested parties are as follow:

			Percentage of the company's shares
Name of interested parties	Number of Shares/ Options (*)/Dormant Shares (**)		Outstanding	Fully diluted

Sunny Electronics Ltd. [1]	24,056,052		85.70%	85.52%
Ilan Ben Dov	265,062		0.94%	0.94%
Yahel Shachar	40,000	(*)	0%	0.14%
Shachar Rachim	16,000	(*)	0%	0.06%
Scailex Corporation Ltd.	15,507,758	(**)	0%	0%

[1]	The control shareholder of Suny Electronics Ltd (“Suny”), which is the parent company, is Mr. Ilan Ben Dov. As of the date of the report Ilan Ben Dov and Suny hold 86.64% of the Company’s issued share capital and 86.46% on a fully diluted basis.

Out of the 24,056,052 company shares held by Suny , 19,112,255 shares are held by the trusty Mizrahi Tefahot trust company Ltd., an Israeli company (510422231), which holds the shares for Suny as an owner of the shares, and Bank Mizrahi Tefahot Ltd As an owner of the enslaved